SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Subject Company (Issuer))

Dubai World

Infinity World (Cayman) L.P.

Infinity World Investments LLC

(Names of Filing Persons) (Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552953101

(CUSIP Number of Class of Securities)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

New York, NY 10022

Telephone: (212) 318-6500

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$1,192,800,000	$36,618.96

*	For purposes of the filing fee only. Assumes the purchase of 14,200,000 shares at a purchase price of eighty-four dollars ($84.00) per share in cash.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was previously paid with the original filing on Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,618.96	Filing Party: Dubai World
Form or Registration No: Schedule TO	Date Filed: August 24, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4,
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission (“SEC”) on August 24, 2007, as amended by Amendment No. 1 to the Tender Offer Statement filed on August 28, 2007 with the SEC, Amendment No. 2 to the Tender Offer Statement filed on September 25, 2007 with the SEC and Amendment No. 3 to the Tender Offer Statement filed on October 1, 2007 with the SEC (collectively, the “Schedule TO”) by Dubai World, a Dubai, United Arab Emirates government decree entity. The Schedule TO relates to the offer by Infinity World Investments LLC (“Infinity World”) to purchase up to 14,200,000 shares of common stock, par value $.01 per share, of MGM MIRAGE (“Shares”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2007, as supplemented by Supplement No. 1 disseminated to stockholders of MGM MIRAGE on August 27, 2007 and Supplement No. 2 disseminated to stockholders of MGM MIRAGE on September 29, 2007 and the related Letter of Transmittal (the “Offer”).

Item 7. Source and Amount of Funds or Other Consideration.

(b) and (d) Paragraphs (b) and (d) of Item 7 are amended and supplemented to include the following information:

The margin facility would include customary events of default and termination rights, including as a result of changes in the loan-to-value ratio or if the daily liquidity of the Shares falls below certain levels. The banks would have customary remedies upon the occurrence of an event of default, including acceleration of our obligations under the facility and foreclosure on the pledged Shares. If, after any acceleration of our obligations under the facility, the banks propose to foreclose on any pledged Shares and those Shares are not freely saleable, then the banks may elect to cause Dubai World to purchase the pledged Shares. Assuming that the definitive agreements for the margin facility that may be entered into contain substantially similar language to that contained in the commitment letter, there is a substantial likelihood that, upon any foreclosure on the pledged Shares, the Shares would not be considered freely saleable under the margin facility, and in such case the banks would be able to cause Dubai World to purchase the pledged Shares.

Item 12. Exhibits.

The letter agreement dated as of August 24, 2007, by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc regarding the margin finance facility that was previously included as Exhibit (d)(4) to the Schedule TO is hereby replaced in its entirety with Exhibit (d)(4) attached hereto.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (d)(4) and, as so amended, is restated as follows:

(a)(1)(A)	Offer to Purchase, dated August 27, 2007*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Press Release issued August 22, 2007*

(a)(1)(H)	Summary Advertisement*

(a)(1)(I)	Supplement to Offer to Purchase*

(a)(1)(J)	Press Release dated August 27, 2007*

(a)(1)(K)	Summary Advertisement*

(a)(1)(L)	Press Release dated September 25, 2007*

(a)(1)(M)	Supplement No. 2 to Offer to Purchase*

(d)(1)	Company Stock Purchase and Support Agreement, dated August 21, 2007, by and between MGM MIRAGE and Infinity World Investments LLC*

(d)(2)	Stockholder Support Agreement, dated August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC*

(d)(3)	Limited Liability Company Agreement, dated August 21, 2007, by and between Mirage Resorts, Incorporated and Dubai World*

(d)(4)	Letter agreement dated as of August 24, 2007, by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc regarding the margin finance facility**

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed
**	Portions have been omitted pursuant to a request for confidential treatment

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2007

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity

By:	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P., a Cayman Islands limited partnership By: Infinity World (Cayman) Holding Its: General Partner

By:	/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: CEO and President

INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

By:	/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: CEO and President

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Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 27, 2007*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Press Release issued August 22, 2007*

(a)(1)(H)	Summary Advertisement*

(a)(1)(I)	Supplement to Offer to Purchase*

(a)(1)(J)	Press Release dated August 27, 2007*

(a)(1)(K)	Summary Advertisement*

(a)(1)(L)	Press Release dated September 25, 2007*

(a)(1)(M)	Supplement No. 2 to Offer to Purchase*

(d)(1)	Company Stock Purchase and Support Agreement, dated August 21, 2007, by and between MGM MIRAGE and Infinity World Investments LLC*

(d)(2)	Stockholder Support Agreement, dated August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC*

(d)(3)	Limited Liability Company Agreement, dated August 21, 2007, by and between Mirage Resorts, Incorporated and Dubai World*

(d)(4)	Letter agreement dated as of August 24, 2007, by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc regarding the margin finance facility**

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed
**	Portions have been omitted pursuant to a request for confidential treatment

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